Exhibit 99.1

PRESS RELEASE

Peace of Meat, MeaTech’s Wholly Owned Belgian Cultured Avian
Subsidiary Signs Strategic Agreement with ENOUGH, a Leader in the Field of Mycoprotein, to Accelerate Commercialization

 MeaTech believes the collaboration will produce game-changing hybrid alternative meat products that are delicious, nutritious and better resemble conventional meat

Rehovot, Israel, May 19, 2022 — MeaTech 3D Ltd. (Nasdaq: MITC), an international deep-tech food company at the forefront of the cultured meat industry, is pleased to announce that its wholly owned Belgian subsidiary, Peace of Meat, has signed a joint development agreement with ENOUGH, a leader in the field of mycoprotein, a fungi-based fermented food ingredient. The collaboration aims to accelerate MeaTech’s go-to-market strategy for hybrid products.

Peace
of Meat

Tasting event featuring extra crispy hybrid chicken nuggets with cultured chicken and plant-based protein

ENOUGH
ENOUGH

Illustration of ENOUGH flagship plant in the Netherlands

Peace
of Meat

Illustration of new Peace of Meat pilot plant in Belgium

Peace
of Meat

Extra crispy hybrid chicken nuggets with cultured chicken and plant-based protein

This innovative initiative will combine Peace of Meat’s unique expertise in cultured avian development with ENOUGH’s cutting-edge mycoprotein ingredient to create game-changing hybrid alternative meat products. Cultured avian fat biomass will provide the signature flavors, aromas and textures of conventional meat. ENOUGH’s mycoprotein will add high nutritional value with rich protein and fiber content and essential amino acids, zinc and iron.

At a recent MeaTech tasting event, MeaTech’s chef prepared hybrid chicken nuggets that included Peace of Meat’s cultured chicken fat biomass. The feedback from attendees, which included prominent food industry investors, was unanimously positive. Last September, Peace of Meat successfully produced 700 grams of pure cultured chicken fat biomass in a single production run.

On the heels of that breakthrough, a pilot plant and R&D facility in Belgium are planned to begin scaled-up production in 2023.

ENOUGH will also have its flagship pilot plant in the south of the Netherlands not far from Peace of Meat’s facility. The companies’ shared product vision and commercialization goals make this an ideal partnership for bringing innovative and sustainable new products to the hybrid food market.

Dirk von Heinrichshorst, CEO of Peace of Meat, said: “This joint venture with ENOUGH is a milestone toward advancing our vision to use cultured fat biomass as an ingredient for developing delicious and innovative hybrid food products that better mimic farm-raised meat.”

Arik Kaufman, CEO of MeaTech, said: “We are excited to sign a collaboration agreement with ENOUGH, a global leader in mycoprotein as an ingredient, to accelerate our commercialization of next-generation meat substitutes — hybrid products with cultured fat biomass. These game changing, primarily plant-based products promise to offer a meatier taste and mouthfeel that is closer to conventional meat products.”

Jim Laird, CEO of ENOUGH, said: “We believe that the future of sustainable protein will include a mix of plant- fermentation- and cell-based products. Therefore, we are delighted to combine our fermented biomass with the cultured chicken fat biomass being developed by MeaTech’s subsidiary, Peace of Meat.”

About MeaTech

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to California, USA. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. With a modular factory design, MeaTech aims to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

For more information, please visit: https://meatech3d.com

About ENOUGH

ENOUGH (formerly 3F BIO) is a food-tech company with technology to grow the most sustainable source of food protein.

ENOUGH is pioneering high-scale sustainable protein production to tackle the combined issues of feeding a growing global population and the unsustainable impact of traditional protein farming.

ENOUGH grows non-animal protein by fermenting fungi using renewable feedstocks to grow the most sustainable source of food protein. This produces ABUNDA® mycoprotein, a complete food ingredient that contains all essential amino acids and is high in dietary fiber. It is versatile and can be made into alternative/vegan meat, seafood and dairy products.

ENOUGH is a semi-finalist in “XPRIZE Feed the Next Billion,” a $15M prize competition which targets scalable whole cut alternatives that mimic animal protein. The company is already producing whole muscle chicken formats that it demonstrated earlier this year at a tasting for 1,000 guests at Future Food Tech in San Francisco.

The company has 50+ employees, spanning 17 nationalities located in Scotland, England and the Netherlands. ENOUGH is building a first-of-its-kind mycoprotein factory (60,000 metric-ton capacity) which will initially grow 10,000 metric tons per annum and be operational later this year.

The company will supply ABUNDA mycoprotein as a B2B food ingredient to consumer brands and retailers, addressing the need for high-scale supply of healthy and sustainable protein to address a rapidly growing market.

For more information about ENOUGH, please visit:  http://www.enough-food.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040